

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

> **Re: Hongli Group Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 31, 2022**
> **File No. 333-261945**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 31, 2022

Cover Page

1. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. In this regard, we note your disclosure here and on page ii that the terms "we," "us," "our company" and "our" may refer to the PRC operating entities.

2. Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Include corresponding disclosure in the prospectus summary.

3. Please revise to include a discussion of the rules adopted by the SEC on December 2, 2021 related to the Holding Foreign Companies Accountable Act. Please include corresponding disclosure in the prospectus summary and risk factors sections.

4. Please revise your disclosure that a "substantial portion" of your current business operations are conducted in the PRC to clarify that the substantial <u>majority</u> of your business is conducted in the PRC.

Our Corporate Structure, page 1

5. Please use dashed lines without arrows when describing the VIEs rather than solid lines with arrows.

Contractual Arrangements between Hongli WFOE and Hongli Shandong, page 2

6. We note your disclosure that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your ordinary shares to foreign investors and that you are not required to obtain permission or approval from the PRC authorities for the VIE's operation. Please disclose whether you relied on the opinion of counsel and, if so, identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals. Also, with respect to the Cyberspace Administration of China, please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Prospectus Summary
Summary of Risk Factors, page 16

7. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Also, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Summary Consolidated Financial Data

Selected Condensed Consolidated Statements of Operations, page 26

8.   We note from your response to prior comment 1 that you revised the consolidating worksheets to reflect the service fee income and related receivable due from the VIE to the WFOE from the date the Exclusive Business Cooperation and Service Agreement (Agreement) was signed. Please further revise to remove the "Benefits from VIE and VIE's subsidiaries", "Accumulated benefits through VIE and VIE's subsidiaries", and corresponding eliminations, as well as the ensuing effects on the condensed financial statements of Hongli Cayman and Subsidiary for periods that pre-date the April 12, 2021 VIE Agreements. In this regard, amounts included in Hongli Cayman, Subsidiary and Hongli WFOE columns prior to April 12, 2021 should be zero or N/A. Also, revise the introductory paragraph to clarify when Agreements were entered into and why the historical amounts are reflected in the VIE only column.

Risk Factors

Pandemics and epidemics, natural disasters, terrorist activities..., page 35

9.   Disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

You may have difficulty enforcing judgments obtained against us., page 38

10.   Please revise to include a cross-reference to the enforcement of civil liabilities section.

In light of recent events indicating greater oversight..., page 56

11.   Please update the disclosure in this risk factor to state that the draft CAC measures proposed in July 2021 became effective in February 2022.

Capitalization, page 68

12.   Please revise to include a footnote to this table discussing the potential impact to your capitalization information were you to repay the loan with Bank of Weifang, if finalized, or fund the remainder of the purchase of the Yinguan Assets with the proceeds of the offering.

Dilution, page 70

13.   Please revise to ensure that intangible assets are omitted from net tangible book value calculations. Also, you refer to both "as adjusted net tangible book value" and "pro forma net tangible book value." Please revise to use consistent references throughout or explain how these measures differ.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.